Rule 424(b)(3) Registration No. 333-111921

VITAL LIVING, INC.

SUPPLEMENT TO PROSPECTUS DATED AUGUST 26, 2004

      This supplement to the prospectus, dated August 26, 2004, of Vital Living, Inc. provides information with respect to the following recent events that we have been involved in:

Appointment of Chief Financial Officer

      Effective as of August 27, 2004, we appointed Gregg Linn, 42 years old, as our new chief financial officer. Mr. Linn has more than 20 years of financial management experience. From July 2001 to August 2004, Mr. Linn served as the president of Red Rock Management, LLC, a private consulting firm located in Scottsdale, Arizona. From September 1994 to June 2001, Mr. Linn served as chief financial officer of DNA Model Management, LLC, a private fashion/entertainment company located in New York, New York. From October 1993 to August 1994, Mr. Linn served as chief financial officer of Skyline Multimedia Entertainment, Inc., an Over The Counter Bulletin Board listed company that operates the New York Skyride, a simulator attraction located in the Empire State Building in New York, New York. Mr. Linn received a B.A. from Michigan State University and an M.B.A. (Summa Cum Laude) from Pace University.

Langley Park Investments Transaction

     Effective as of September 3, 2004, we entered into a Stock Purchase Agreement with Langley Park Investments PLC, a corporation organized under the laws of England and Wales. Pursuant to the agreement, we will sell 5,000,000 shares of our common stock to Langley for $1,090,000 or a per-share purchase price of $0.218. The purchase price to be paid by Langley will be made through the delivery of ordinary shares of Langley to us with a value of £1 per share. The consummation of the transaction is subject to listing of the Langley stock on the London Stock Exchange on or before September 30, 2004 (or such later date as may be agreed to by the parties).

      Upon closing, we will deliver our common stock to Langley and Langley will deliver 50% of its ordinary shares to us and deposit the remaining 50% of the ordinary shares into an escrow account. The ordinary shares delivered to us immediately will be freely tradeable and we intend on selling them in the open market on the London Stock Exchange as soon as possible following the closing. The ordinary shares placed in escrow will be held in escrow as a purchase price adjustment to be determined as follows: If, on the two year anniversary of the date of the agreement, the market value of our common stock has decreased from the price Langley paid ($0.218), then for each 1% that the market value has decreased, a total of 2% of the ordinary shares placed in escrow (or 1% of the total number of ordinary shares issued to us) shall be sold back to Langley at £0.01 per share. The maximum number of ordinary shares that we would be required to sell back to Langley will be the full amount of ordinary shares originally placed in escrow.

      Pursuant to the purchase agreement, Langley has agreed that it will not sell, transfer or assign any or all of our common stock it receives in the transaction for a period of two years following the closing without our prior written consent, which consent may be withheld by us in our sole discretion.

The date of this supplement is September 20, 2004